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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                KFORCE.COM, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                           KFORCE.COM, INC. (ISSUER)
    (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER
                                    PERSON))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   775835101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               WILLIAM L. SANDERS
                            CHIEF FINANCIAL OFFICER
                                KFORCE.COM, INC.
                            120 WEST HYDE PARK PLACE
                                   SUITE 150
                              TAMPA, FLORIDA 33606
                                 (813) 251-1700
                 (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON
 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                           MICHAEL L. JAMIESON, ESQ.
                            ROBERT J. GRAMMIG, ESQ.
                              HOLLAND & KNIGHT LLP
                             400 NORTH ASHLEY DRIVE
                                   SUITE 2300
                              TAMPA, FLORIDA 33602
                                 (813) 227-8500
                           CALCULATION OF FILING FEE

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              TRANSACTION VALUATION                               AMOUNT OF FILING FEE*
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* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 10,000,000 shares of common stock, par value $.01 per share, at the maximum tender offer price of $5.50 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          AMOUNT PREVIOUSLY PAID: N/A                FILING PARTY: N/A
          FORM OR REGISTRATION NO.: N/A              DATED FILED: N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement
   of a tender offer.

    Check the appropriate boxes below to designate any transaction to which the statement relates:

    [ ] third-party tender offer subject to Rule 14d-1.

    [X] issuer tender offer subject to Rule 13e-4.

    [ ] going-private transaction subject to Rule 13e-3.

    [ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Tender Offer Statement on Schedule TO relates to the tender offer by
kforce.com, Inc., a Florida corporation, to purchase 10,000,000 shares, or such lesser number of shares as are properly tendered and not property withdrawn, of its common stock, par value $.01 per share, including the associated common stock purchase rights issued under the Rights Agreement, dated as of October 28, 1998, as amended, between kforce.com, Inc. and State Street Bank and Trust Company, as Rights Agent, at prices not greater than $5.50 nor less than $4.75 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

ITEM 12.  EXHIBIT.

(a)(5)(A)  Press Release, dated November 6, 2000.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          kforce.com, Inc.

                                          By:                       *
                                             -----------------------------------

                                          Name:
                                               ---------------------------------

                                          Title:
                                               ---------------------------------

Dated: November 6, 2000
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* Pursuant to General Instruction D to Schedule TO, no signature is required.

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                                 EXHIBIT INDEX

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
EXHIBIT NO.                          DESCRIPTION
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
(a)(5)(A)    Press Release, dated November 6, 2000.
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